SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                       Mediware Information Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584946107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 4, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 584946107                                           Page 2 of 10 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                50,000
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,245,436
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     50,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,245,436
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,295,436
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 584946107                                           Page 3 of 10 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,007,400
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,007,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,007,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 584946107                                           Page 4 of 10 Pages
-------------------                                           ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    789,300
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                789,300
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            789,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 6 (this "Amendment No. 6") amends and restates the Amendment No. 5 to Schedule 13D filed on August 25, 2004 ("Amendment No. 5") by Mr. Larry Feinberg ("Mr. Feinberg"). This Amendment No. 5 relates to the Common Stock, par value $0.10 per share, of Mediware Information Systems, Inc., a New York corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. This Amendment No. 6 is being filed to report a change in beneficial ownership in excess of 1% of the total amount of Common Stock outstanding and the addition of certain reporting persons.

Item 1.   Security and Issuer.
          --------------------

     The Company's principal executive office is located at 11711 West 79th Street, Lenexa, Kansas 66214.

Item 2.   Identity and Background.
          ------------------------

     (a) This Amendment No. 6 is being filed by:

     (i) Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;

     (ii) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and certain other investment funds (together with Oracle Partners, the "Domestic Funds"), with respect to shares of Common Stock directly owned by the Domestic Funds; and

     (ii) Mr. Feinberg, who serves as managing member of Oracle Associates and sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by several investment funds and accounts (the "Foreign Funds"), and who is the trustee of The Feinberg Family Foundation (the "Foundation"), with respect to the shares of Common Stock directly owned by the Domestic Funds, the Foreign Funds and the Foundation, which he may be deemed to beneficially own by virtue of the foregoing relationships.

Oracle Partners, Oracle Associates and Mr. Feinberg are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

     (c) The principal business of Oracle Partners is to invest in securities. The principal business of Oracle Associates is to serve as general partner to and exercise investment discretion over securities held by the Domestic Funds. The principal business of Mr. Feinberg is to invest in securities through Oracle Associates and certain other entities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Oracle Partners is organized under the laws of the State of Delaware. Oracle Associates is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,295,436 shares of Mediware's Common Stock (the "Shares"). The Shares are held by the Domestic Funds and the Foreign Funds, over which funds Mr. Feinberg has investment discretion, except for 50,000 shares which are held directly by Mr. Feinberg as the trustee of Foundation. The 1,295,436 shares were purchased for an aggregate purchase price of $4,951,925.05.

The funds for the purchase of Shares held by Oracle Partners, which equal an aggregate amount of $3,038,343.17, came from capital contributions to the Oracle Partners by its investors (i.e. its general and limited partners). The funds for the purchase of those Shares held by the Domestic Funds, which equal an aggregate amount of $3,963,115.61, came from capital contributions to the Domestic Funds by their investors. The funds for the purchase of those Shares held by the Foreign Funds, which equal an aggregate amount of $663,309.44, came from capital contributions to the Foreign Funds by their investors. The funds for the purchase of the Shares held by the Foundation came from the Foundation's own funds. No leverage was used to purchase the Shares.

Item 4.   Purpose of Transaction.
          -----------------------

     The primary interest of the Reporting Persons it to maximize the value of their investment in the Company. The Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Domestic Funds, Foreign Funds and the Foundation's investments in the Company as deemed appropriate. Such actions may include, but are not limited to, the following:

     1. Seeking representation on the Board of Directors of the Company;

     2. Making recommendations to management concerning various business strategies, including acquisitions and dispositions; and

     3. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

     Such actions may involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Domestic Funds, the Foreign Funds and the Foundation in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, the Reporting Persons' position with respect to the Company may not be considered solely that of a passive investor. There can be no assurance, however, that any of the Reporting Persons will take any of the actions set forth above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

(a) & (b) Ownership and power over disposition:

A.   Oracle Partners
     ---------------

     (a) Amount beneficially owned: 789,300
     (b) Percent of class: 10.1% The percentages used herein and in the rest of this Amendment No. 6 are calculated based upon the 7,835,352 shares of Common Stock outstanding as of January 15, 2005, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 789,300
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 789,300

B.   Oracle Associates
     -----------------

     (a) Amount beneficially owned: 1,007,400
     (b) Percent of class: 12.9%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 1,007,400
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 1,007,400

C.   Mr. Feinberg
     ------------

     (a) Amount beneficially owned: 1,295,436
     (b) Percent of class: 16.5%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 50,000
          (ii)  Shared power to vote or direct the vote: 1,245,436
          (iii) Sole power to dispose or direct the disposition: 50,000
          (iv)  Shared power to dispose or direct the disposition: 1,245,436

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person, since 11/21/2002, are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in open market purchases.

     (d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the Domestic Funds, the Foreign Funds and the Foundation. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 6.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

     1. Attached hereto as Exhibit 99.1 is a list of transactions in the Company Stock.

     2. Attached hereto as Exhibit 99.2 is a Joint Filing Agreement by and among the Reporting Persons, dated as of February 11, 2005.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2005                /s/ Larry N. Feinberg
                                        ------------------------------
                                        Larry N. Feinberg


                                        ORACLE ASSOCIATES, LLC

                                        By: /s/ Larry N. Feinberg
                                            ------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member


                                        ORACLE PARTNERS, L.P.

                                        By: Oracle Associates, LLC,
                                            its General Partner

                                        By: /s/ Larry N. Feinberg
                                            ------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member












               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                                 WITH RESPECT TO
                       MEDIWARE INFORMATION SYSTEMS, INC.]